FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January , 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement with the Brazilian company Fixcel	3

SIGNIFICANT EVENT

We hereby inform that Brasilcel N.V., having Telefonica Moviles, S.A., subsidiary of the Telefonica Group, and PT Moveis respectively 50% of its share capital, and holding company of the shares of the cellular subsidiaries that both companies have in Brazil, has entered into an agreement (through its subsidiary Telesp Celular Participaçoes) with the Brazilian company Fixcel, for the acquisition of the 61.10% of the ordinary shares with voting rights of the Brazilian cellular company Tele Centro Oeste Celular Participaçoes (TCO), which represents 20.37% of the total Capital of TCO.

The price agreed for the purchase has been established in 1,408 millions Reais (approximately 404 millions euros). This price is subject to adjustments in accordance with the due diligence to be initiated at TCO in an early date. This adjusted price will serve as a basis for the price of the Tender Offer mentioned in the next paragraph.

The operation is structured in three different stages. First of all Brasilcel N.V., through its subsidiary Telesp Celular Participaçoes, will acquire to Fixcel the 61.10% of the voting ordinary shares of TCO. Once this acquisition is executed, pending on the approval of the Brazilian Regulatory authorities, a Tender offer for the acquisition of ordinary shares from non-controlling shareholders of TCO will be made, under the current Brazilian legislation of Capital Markets.

After the Acquisition and the Tender Offer are completed, an exchange offer of shares will be carried out. This exchange will confer to this Company the opportunity of controlling the 100% of the share Capital of TCO. The exchange ratio to be offered will be 1.27 preferred shares issued by TCP for each share of TCO. This ratio will be adjusted by the results of the aforementioned due diligence to be concluded at TCO and its controlled companies. With the exchange of shares, Brasilcel N.V. expects to reduce its direct or indirect participation in the share capital of Telesp Celular Participaçoes in an amount of approximately 51% of its total capital.

This Acquisition is part of the Agreement signed between Telefonica Moviles, S.A. and Portugal Telecom SGPS, S.A., by virtue of which both companies transferred all their assets in the Brazilian cellular market to a Joint Venture, in order to develop their cellular business in Brazil.

Madrid, January 16th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 16th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors